INVEST IN **MXG FIBER**

Manufacturing packaging that replaces single-use plastics and sequesters carbon

PITCH VIDEO INVESTOR PANEL



MxG Fiber
Eliminating Single-Use Plastics
One Small Product At A Time.

mxgfiber.com Houston TX

Infrastructure Food Sustainability Agriculture Farming

LEAD INVESTOR



Scott Coye-Huhn Attorney, Advisor, Regulatory Compliance Specialist

MxG Fiber is the model for where I believe the U.S. economy is going in the next 10 years. MxG's raw material is sourced by leveraging a massively underutilized U.S. resource, which is marginal farmland (over 50 million acres in the U.S.). This is a big deal that is not fully appreciated unless you have the task of sourcing reliable and affordable (and sustainable) raw materials for manufacturing. They are working with farmers to grow their perennial crop (Miscanthus) on marginal acres. It only needs to be planted one time and grows for 20+ years. They have already become experts in this raw material development process when their founders established 20,000 acres of this crop over the last 10 years using a USDA program designed to encourage farmers to get marginal acres back into production and growing the economy. MxG controls this raw material production (the crop) in long term contracts and knows how to convert this crop into pulp and then the pulp into packaging that replaces plastic packaging! It is brilliant in the method of securing sustainable raw material and is exactly what successful companies will need to replicate as the tidal wave of carbon reduction and sustainability penetrates every aspect of our economy.

Invested $1,000 this round

Highlights

1. Our products replace foam and plastic containers used in the take-out food industry
2. Our raw material sequesters atmospheric carbon that is verified and sold on exchanges like Nori
3. Demand for sustainable packaging is growing at 30% annually in North America and 51% in Europe
4. Bans on some single-use plastic already exist in San Francisco, Baltimore, Seattle, and many Europe
4. Bans on some single-use plastic already exist in San Francisco, Baltimore, Seattle, and many more
5. 95%+ of fiber packaging in the US is imported from China; MxG Fiber is made in the USA and is cost competitive
6. MxG is working with multiple national restaurant chains to validate designs and establish long-term supply agreements
7. Driven team with direct experience in agriculture, manufacturing, and packaging

Our Team



Matt Griswold CEO

I could not be prouder to lead an outstanding team as we execute our mission to provide solutions for two of the largest challenges our world faces today- single-use plastics and climate change.

We are truly passionate about packaging from plants because it helps to solve two of the world's most pressing problems- single-use plastic and climate change. We are able to do this using well-known processes that have been refined to work on a smaller scale and automated to be competitively priced and produced with consistent quality.



Jon Griswold Executive Vice President - Crop Development

Our Story


Fiber Packaging from Plants
Replace Single-use Plastics and Sequestor Carbon

Did you know that American consumers throw away more than 16 billion take-out containers every year, and more than 15 billion of those are styrofoam and plastic? We've set out to make an alternative to single-use plastic – our packaging is recyclable, biodegradable, and compostable.

Instead of using plastic, we've developed a way to make our food containers out of fibers from Miscanthus, an extraordinary perennial crop that sequesters carbon in the soil it grows in, reducing greenhouse gases in the atmosphere.



The Miscanthus Plant

Eliminating Single-Use Plastics

Growing demand for single-use plastic packaging is a global environmental problem impacting land, water, and air, resulting in:

- Bans of single-use plastic in Canada & EU starting in 2021
- Bans of single-use plastics have begun in multiple US cities
- *A large demand for sustainable alternatives*

Sustainability is at the heart of everything we do. The Miscanthus plant we use to make our packaging sequesters carbon in the soil, offers a high yield every year for 20 years, and brings new income to farmers by growing in marginal soil that couldn't be used for food crops.



The MxG Fiber Solution
MxG Fiber is a vertically integrated producer of pulp and thermoformed fiber packaging. It works like this:
Miscanthus Fiber
Perrennial grass
Grows on marginal ground
Non-invasive
Scalable thoughout NA, EU, and Asia
Sequesters up to 3 tons of CO2e/acre/year
Proven Crop
Pulp
Proven pulping process
High yield
High efficiency
Excellet fiber distribution
Profitability does not rely on sale of byproducts
Proven Process
Thermoformed Fiber
Modified off-the-shelf equipment
Most efficient equipment on the market
Enhanced product designs
High degree of automation reduces labor costs
Proven Technology

Made In The USA

Unlike our competitors in China, our thermoformed fiber packaging is 100% made in the USA, from plant fibers grown in the USA. We manufacture our packaging within 50 miles of where it's grown. This means our supply chain is completely traceable, our operations provide American jobs, and our pricing doesn't depend on fluctuations in tariffs or currency. And domestic operations result in a significantly lower carbon footprint than products shipped from overseas.





Assortment of MxG Fiber Products

Why Our Customers Choose MxG Fiber Products

Put simply, our product is vastly superior to current market offerings:

- **Made in the USA** Large brands are demanding Made in USA packaging
- **Cost competitive** with Chinese thermoformed fiber (95-99% of the current market)
- **Full traceability** back to US farmer's field ensures food safety
- **Non-Tree fiber** source that is harvested yearly
- **Highly automated** process to eliminate human contact with the finished product
- **No harmful chemicals** are a major differentiator due to the industry's common use of harmful chemicals
- **Significantly lower carbon intensity** compared to Asian imports
- **No currency/tariff risk**
- **Long term fixed-price contracts**

The Competitive Landscape

Company	Molded Fiber Importers	Domestic Molded Fiber Producers	Plastic Product Producer	Control Feedstock/ Pulp	Primary Feedstock
MxG Fiber		✓		✓	Miscanthus
EcoProducts	✓				Bagasse / Wheat Straw / PLA
World Centric	✓				Bagasse / Wheat Straw / PLA
Genpak	✓		✓		Bagasse / PLA / PET / PP
Pactiv	✓		✓		Bagasse / PLA / PET / PP
Dart	✓		✓		Bagasse / PLA / PET / PP
Huhtamaki	✓	✓	✓		Wood / Bagasse / PLA / PET / PP
Fabri-Kal		✓	✓	✓	Wheat Straw / PLA / PET / PP
Sabert	✓		✓		Bagasse / PLA / PET / PP
CKF, Inc		✓	✓		Wood / EPS / PET

Major Accomplishments

In support of our efforts to expand the use of Miscanthus, MxG Bedding LLC, a subsidiary owned 75% by MxG Fiber Holdings, signed a multi-year agreement to produce premium horse bedding for one of the largest US distributors of horse products, adding approximately **$4 million in revenue per year** to the company. Additionally, we've:

- Established a substantial network of potential off-takers, currently demanding large quantities of product to test in stores.
- Raised and deployed $1.2 million in development capital from Texas-based strategic investors.
- Executed partnership agreement with Nexus PMG, a leading project development services and advisory firm.
- Completed significant trial work and technical due diligence to select world-class equipment suppliers.
- Completed full Front-End Engineering & Design (FEED) package for molded fiber facility.
- Completed full open book EPC contract estimate with leading EPC contractor.
- Established relationships with Miscanthus growers that control more than 3,000 acres of Miscanthus feedstock
- Adding this Phase 1 project to support initial customer demand for domestic manufacturing


Our Path Forward

Phase 1 - Crowdfunding Campaign

Establish a small-scale production facility to fulfill customer sample requests and generate long term revenue

- Fulfill existing requests for product used for in-store testing (1,000 to 25,000 per customer)
- Allow customers to visit the facility and validate the production process
- Generate self-sustaining revenue from initial customer orders
- Finalize long term purchase agreements for Phase 2 facility

Phase 2 - Future Equity Round

Establish a full-scale production facility in Jonesboro, AR

- Fiber thermoforming facility with the capacity to supply 300-500 million pieces annually
- Miscanthus pulp production ensures long term raw material supplies and cost control
- 3,000 acres of Miscanthus ensures 20+ year raw material supply
- Sell carbon credits on the private market for prior 5 years of carbon sequestered in soil
- Electric service rates (16% of production cost) are 2nd lowest in the US at $0.048/kWh

Long-Term Growth

MxG Fiber intends to build a total of 4 thermoforming facilities by 2026:

3 in the US and 1 in the EU by 2026

**The above section contains forward-looking projections that are not guaranteed.*